SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

NEXPOINT REAL ESTATE FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65342V101

(CUSIP Number)

D.C. Sauter, General Counsel

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 65342V101	13D	Page 1 of 6

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 17,558
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,847,493.58
EACH REPORTING	9	SOLE DISPOSITIVE POWER 17,558
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,847,493.58
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,051.58
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65342V101	13D	Page 2 of 6

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 486,540
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 486,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,540
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65342V101	13D	Page 3 of 6

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,197,045
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,197,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,197,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65342V101	13D	Page 4 of 6

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 163,908.58
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 163,908.58
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,908.58
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65342V101	13D	Page 5 of 6

SCHEDULE 13D

This Amendment No. 2 (this “Amendment”) is being filed on behalf of James D. Dondero, NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“HCMFA”), and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on April 15, 2020 and subsequently amended on August 13, 2020. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock purchased in open market or private transactions between August 12, 2020 and September 8, 2021 were purchased with the Reporting Persons’ working capital or the working capital of affiliated funds, as applicable, including cash proceeds from the redemption of common limited partnership units (“OP Units”) of NexPoint Real Estate Finance Operating Partnership, L.P., the operating partnership of the Issuer. An aggregate of $31,611,631.01 was paid in connection with these purchases. In addition, between August 12, 2020 and September 8, 2021, a trust of which Nancy Marie Dondero is trustee was issued 13,136.58 shares of Common Stock in connection with dividend reinvestments in the Issuer, and on June 24, 2021, James D. Dondero was issued 17,558 shares of Common Stock upon the vesting of 17,558 restricted stock units granted to him pursuant to a long-term incentive plan of the Issuer.

Item 4. Purpose of Transaction.

Between August 12, 2020 and September 8, 2021, the Reporting Persons purchased an aggregate of 12,795 shares of Common Stock in open market transactions for an aggregate purchase price of $194,423.47. Between August 12, 2020 and September 8, 2021, a trust of which Nancy Marie Dondero is trustee was issued 13,136.58 shares of Common Stock in connection with dividend reinvestments in the Issuer. On June 24, 2021, James D. Dondero was issued 17,558 shares of Common Stock upon the vesting of 17,558 restricted stock units granted to him pursuant to a long-term incentive plan of the Issuer. On September 8, 2021, the Reporting Persons purchased an aggregate of 1,479,132 shares of Common Stock for an aggregate purchase price of $31,417,207.54, using the cash proceeds from a redemption of approximately the same number of OP Units.

The Reporting Persons beneficially own 3,642,543.55 OP Units that are redeemable, subject to certain requirements, for cash or, at the election of the Issuer, for shares of the Issuer’s common stock on a one-for-one basis. Stockholders approved the issuance of shares of Common Stock in connection with the redemption of OP Units held by the Reporting Persons at the Company’s 2021 annual meeting. As a result, if OP Units are redeemed for cash, the cash received may be used to purchase additional shares of Common Stock in the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) As of September 8, 2021, (i) James D. Dondero may be deemed to beneficially own 1,865,051.58 shares of Common Stock, which represents approximately 20.8% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 486,540 shares of Common Stock, which represents approximately 5.4% of the outstanding Common Stock, (iii) HCMFA may be deemed to beneficially own 1,197,045 shares of Common Stock, which represents approximately 13.3% of the outstanding Common Stock and (iv) Nancy Marie Dondero, in her capacity as trustee of a trust, may be deemed to beneficially own 163,908.58 shares of Common Stock, which represents approximately 1.8% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of all shares of Common Stock owned by the trust referred to in the preceding sentence.

CUSIP No. 65342V101	13D	Page 6 of 6

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero (1)	17,558	1,847,493.58	17,558	1,847,493.58
NexPoint Advisors, L.P. (2)	0	486,540	0	486,540
Highland Capital Management Fund Advisors, L.P. (3)	0	1,197,045	0	1,197,045
Nancy Marie Dondero (4)	163,908.58	0	163,908.58	0

(1)

These shares with shared voting and dispositive power are held by Mr. Dondero indirectly through NexPoint Advisors and HCMFA (as described in footnotes (2)-(3) below), a proprietary account and a trust. These shares also include shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero is also the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA. Mr. Dondero disclaims beneficial ownership of such shares.

(2)

These shares are held by NexPoint Advisors indirectly through an advised account. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.

(3)

These shares are held by HCMFA indirectly through advised accounts. Mr. Dondero is the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA.

(4)

Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a). Ms. Dondero is the sister of Mr. Dondero and disclaims beneficial ownership of such shares.

(c) Annex A attached hereto lists all transactions in Common Stock during the past 60 days by the Reporting Persons. The shares of Common Stock were purchased in private transactions.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2021

/s/ James D. Dondero
James D. Dondero

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 8, 2021.

Date	Effected By	Nature of Transaction	Quantity	Price
9/8/2021	NexPoint Advisors (1)	Private Transactions with Proceeds from Redemption of OP Units	420,840	$21.2403
9/8/2021	HCMFA (1)	Private Transactions with Proceeds from Redemption of OP Units	1,058,292	$21.2403

(1)	The transactions reported herein were effected indirectly through one or more advised accounts.